Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

Employee Questions & Answers

The Acquisition

1.	Why is CME Group acquiring NYMEX?

We believe that CME Group is the best partner to grow NYMEX’s business. This strategic transaction joins the world’s leading financial and agricultural exchange with the world’s leading energy exchange, providing customers with the full spectrum of commodity products on one platform. Through our combination, we will create a diversified company well-positioned to compete globally with other cash, over-the-counter (OTC) and regulated markets and participate in the fast-growing global energy market. As you know, CME Group and NYMEX have enjoyed a long-standing relationship and have been partners since NYMEX products were first listed on CME Globex in 2006. Today, approximately one million NYMEX contracts are traded on CME Globex every day. This transaction takes us to the next level in the evolution of our high growth businesses and builds on the benefits created by our existing technology agreement:

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New competitors are emerging in exchange, OTC and other unregulated markets. With this acquisition, we will be better positioned to compete more effectively on a global basis as our industry continues to transform.

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Shareholders will benefit from an expected $60 million in cost synergies as well as additional compelling growth opportunities. The combined company will be able to further leverage CME Group’s distribution network with NYMEX’s exchange-traded and over-the-counter (OTC) products, positioning the company for future growth.

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Customers will benefit from the extension of our 2006 technology agreement with NYMEX, ensuring that customers will be able to continue to have electronic access to NYMEX products on the CME Globex platform in perpetuity.

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Customers who trade CME Group and NYMEX contracts will now deal with a single clearing organization, CME Clearing, known for industry-leading risk management. This will streamline our customers’ operations as they’ll be working with a single entity for technology, trade matching and clearing.

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Markets will also benefit overall. With this acquisition, CME Group will strengthen regulated energy markets. The company also will be better able to establish itself as a leader in the regulated, exchange-traded and OTC energy markets.

We know that many employees already have a great familiarity with the NYMEX business because of our current technology agreement and close working relationship. If you would like to learn more about NYMEX, consult a summary of the company’s capabilities and its ClearPort clearing platform, the company newsletter and the NYMEX Web site. More information on NYMEX products on CME Globex is also available online.

2.	When will the acquisition be finalized?

We expect this acquisition to close in late 2008 subject to approvals of regulators, shareholders of both companies and NYMEX members, the repurchase of at least 75 percent of the NYMEX memberships by NYMEX and the satisfaction of customary closing conditions. We will provide updates throughout the process.

3.	What will the combined company be called?

As a result of the transaction, NYMEX will become a wholly-owned subsidiary of CME Group. In terms of the NYMEX and ClearPort brand names for products and clearing services, we are in the process of reviewing branding options to develop a strategy that makes the most sense for both companies’ markets and customers.

4.	Who will lead the combined company?

Terry Duffy will serve as the Executive Chairman and Craig Donohue will serve as the Chief Executive Officer. Three NYMEX Board members will join the CME Group Board of Directors following the close of the transaction.

5.	What is our existing agreement with NYMEX?

Under the existing agreement, CME Group is the exclusive electronic trading service provider to NYMEX. This is a 10-year agreement with a five-year early exit clause, which is not available until June 2011.

6.	Where will the combined company be located?

CME Group will continue to be headquartered in Chicago with a significant presence in New York. The combined company will continue to operate a trading floor in New York City as long as both revenue and profitability thresholds are achieved going forward.

7.	Do we expect another bidder to come in?

That’s not something that we can speculate about. We are very confident that our proposed acquisition is a compelling transaction that will benefit shareholders and customers of both organizations.

8.	What about regulatory hurdles? The CME/CBOT merger faced opposition, so will this acquisition receive the necessary regulatory approvals?

We don’t believe there are any obstacles we cannot overcome, and we believe we will receive all necessary regulatory approvals to close this deal.

There are many parallels between this transaction and the CME/CBOT transaction, which the Department of Justice cleared without condition. Similar to that transaction, the product offerings of CME Group and NYMEX are largely complementary, with the focus of CME Group’s business on financial futures and commodities, and the focus of NYMEX’s business on energy. The combination of CME Group and NYMEX bolsters regulated energy markets and ensures that they continue to be a competitive alternative to opaque, unregulated markets.

Additionally, this is an increasingly global marketplace that is dynamic and rapidly changing, and competition is strong and increasing. The combination of CME Group and NYMEX is helps to ensure that the U.S. will continue to remain competitive and stay at the forefront of global financial markets. The combination of CME Group and NYMEX complementary product offerings will benefit customers and create a stronger alternative to over-the-counter markets (which are several times larger than exchange-traded markets) and foreign exchanges. Reflecting the rapidly changing and increasingly competitive marketplace, in the last few months alone, we’ve seen announcements of a consortium of banks in the U.S. and Europe banding together to create an exchange to compete against us.

Moreover, the combination of CME Group and NYMEX will generate substantial efficiencies in the form of expected cost savings of $60 million annually, as well as immediate benefits to clearing members in the form of reduced equity holdings, potential portfolio margining efficiencies, and security deposit efficiencies.

For these reasons, among others, we believe we will receive all necessary regulatory approvals to close this deal.

9.	Why are we calling this an “acquisition” in contrast to the CME/CBOT “merger?”

Under the terms of the definitive agreement, shareholders of NYMEX will receive total consideration equal to 0.1323 shares of CME Group Class A common stock and $36.00 in cash for each share of NYMEX common stock outstanding, or an aggregate of approximately 12.5 million shares of CME Group Class A common stock and cash of $3.4 billion. Shareholders of NYMEX can elect to receive either CME Group Class A common stock or cash for each share of NYMEX common stock. The exact amount of the cash and stock consideration to be received by each NYMEX shareholder will be determined by proration in the event that total cash elections are either greater than or less than the mandatory cash component of approximately $3.4 billion. CME Group may choose to increase the cash amount if NYMEX shareholders elect to receive more than $3.4 billion in cash, under certain circumstances. NYMEX shareholders will hold approximately 18.6% of the combined company on a pro forma basis.

10.	How will this acquisition improve our ability to compete internationally?

This is a global business, and CME Group and NYMEX are both leaders in the global marketplace. The combination of these two companies ensures that the U.S. will remain competitive and stay at the forefront of global financial markets. Having a presence in both New York and Chicago, as well as in international financial centers, will give CME Group a strong position to compete in the energy space against the global cash and over-the-counter marketplaces, as well as other regulated exchanges. In addition, the acquisition will expand CME Group’s global footprint, particularly in areas like the Middle East and Asia where energy market participation is high.

11.	Is there other merger/acquisition activity expected?

As a public company, we are required by law to abide by certain public disclosure rules and cannot comment. We are constantly seeking out new growth possibilities and evaluating those opportunities.

Integration

12.	We just finished the CME Globex/e-cbot integration. Do we have the capacity to complete another integration at this time?

The CME/CBOT integration has been very successful. We are ahead of schedule in terms of combining the electronic trading platform and trading floors. CBOT agricultural, equity index and interest rate products moved onto CME Globex in January. The floors will be combined in the spring. We are already delivering synergies and new trading opportunities to our customers.

Throughout the integration process, we worked closely with our customers to make sure that the integration was as seamless as possible and to help ensure that they would derive benefits from the merger. The merger with CBOT is on target to create expense synergies of $150 million. At the same time that we were implementing our integration program, we continued to execute on other components of our growth strategy, for example, we announced with The Korea Exchange our intent to list KOSPI 200 futures on our electronic trading platform and we recently finalized our distribution agreement with BM&F.

We realize that this new opportunity does mean more challenging work for our employees. We believe we have the capacity to complete the NYMEX integration, and know we can do so in a way that is seamless for our customers. Importantly, we have already demonstrated that CME Globex has the speed and capacity to support the electronic trading of NYMEX products. We realize that we need employees to support the NYMEX business for the long term. At the same time, for our existing employees we are working very hard to both ensure that our compensation and benefits programs reward employees for the hard work they contribute and the great results they achieve, as well as provide employees with meaningful development opportunities that come from integrating operations, working through the merger/acquisition process, serving new markets and expanding our customer base.

13.	How does this impact employees? Will we re-staff the entire company as we did during last year’s merger?

By acquiring NYMEX, we believe we will create a better, stronger and more competitive company. However, as with any acquisition, there will be job losses associated with this deal. We have not yet completed the analysis of which individual jobs in the combined company will be maintained, eliminated or transitional.

This transaction is an acquisition, and we need to staff the combined company to maintain New York operations (including a trading floor), as well as grow the business lines and customer relationships that CME Group does not have today. We should expect that we may not have any further information on the staffing process for some time. Legal constraints may prevent us from beginning the staffing process for several months, as well as announcing some or all staffing decisions prior to close of the deal.

14.	How will this staffing process work?

At this point, we need to wait for regulatory approval to begin our staffing process, and we will design that process over the coming weeks and months so that we are ready to begin as soon as we have the legal approval to do so. At this time, we know that the staffing process will be used to ensure that the combined company has the positions and talent it needs to grow the NYMEX business that is being acquired.

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Once the staffing needs analysis is complete and we are permitted to announce staffing decisions, employees whose jobs are targeted for elimination or transition, and who possess the qualifications that match open or new positions in CME Group, will be informed how they can apply.

•	Any position eliminations resulting from the acquisition will take place after the close of the deal, not before.

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Typically, some jobs will be required for a transitional period, and people in those positions will be offered severance packages to remain for a specified period of time or until a designated integration or business milestone is reached.

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All employees whose jobs are eliminated will be treated with dignity, all transitional employees will be treated with respect throughout their employment, and all employees of the combined company will be valued for the experience and competence they bring to our organization.

We are committed to communicating the staffing process as quickly as deal progress and legal constraints allow in order to minimize uncertainty for our employees.

15.	Will employees from New York move to Chicago? Will any employees in Chicago be relocated to New York?

The staffing process has not yet begun and is not expected to begin before regulatory approval is received. However, if jobs are required to be relocated, we will have a relocation program in place to assist with relocations. We will provide you with updates throughout the process.

16.	Will employee compensation and benefits change?

We do not anticipate any employee compensation and benefits program changes as a result of this acquisition for CME Group employees. That said, CME Group is working to ensure that our programs are market competitive and incent employees to achieve our business goals. Changes planned for the ordinary course of business (i.e., new PMP forms, new fitness center, etc.) or as required by law will move forward.

17.	Will we have two major integration milestones as we did with e-cbot migrating to CME Globex and the CME trading floor moving to CBOT?

It is too early in the process to have specific integration milestones set. However, we have a general idea that this integration will be made up of more, smaller-scale milestones overall. As more information becomes available and integration planning progresses, we will continue to update you.

18.	What happens to the trading floors?

We are committed to offering our customers a choice of where they execute their business – on the trading floor or through electronic trading. We will continue to move forward with migrating our CME trading floors to 141 W. Jackson this spring. The combined company will continue to operate a trading floor in New York City as long as both revenue and profitability thresholds are achieved going forward.

19.	Will we have the same international offices?

Various options are currently under consideration, and final decisions have not yet been made. We will provide updates throughout the process.

20.	What am I allowed to say about this acquisition (if I am asked about it by friends, family, customers, vendors, suppliers, the media, etc.)?

Your response to any detailed questions should be, “I cannot discuss the details of the transaction because of legal restrictions.” As an employee of CME Group, you only are allowed to talk about information that has been made public and is widely known outside CME Group, such as information in a press release. If you have questions about what information can be disclosed, please contact the Legal Department. You should not speculate on what will happen or give opinions on rumors about the transaction.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at 466-4613. Direct calls from investors and analysts to Investor Relations at 930-8491.

21.	Am I allowed to discuss the merger with my colleagues at NYMEX?

We must continue to operate as two separate entities until the transaction is complete, and we should not be sharing information about our respective businesses with employees at NYMEX. Do not discuss the acquisition with any employee or representative of NYMEX without the prior approval of the Legal Department.

Some of you have contact with employees of NYMEX due to your job responsibilities. You should continue to conduct business as you normally would and focus on the business at hand.

In addition, it is important that we speak with one voice on this topic. If you receive calls from the media, please forward those calls to Corporate Communications at 466-4613. Direct calls from investors and analysts to Investor Relations at 930-8491.

22.	Does this change what I do on a day-to-day basis?

We all have a responsibility to continue running CME Group’s day-to-day operations effectively; that does not change as a result of this merger. Transactions like this take many months to conclude and it’s critical that we keep running our business during this period. We must execute on our key commitments to customers and partners, and also to new businesses such as FXMarketSpace™ and Swapstream and new partners such as BM&F and KRX. That means providing the same high level of customer service for which we are well-known around the world and performing our individual roles in the most efficient manner possible.

23.	When will I learn more? How can I get more information?

As more information becomes available, we will continue to update you. You can ask questions of your manager and divisional leadership, and you can also submit feedback and questions through our “Just Ask” site on OpenExchange. The most frequently asked questions and their answers will be posted regularly and will be accessible to all employees.

24.	When will we be able to start meeting with our NYMEX counterparts?

Integration teams will be working together in the coming weeks. If you are on an integration team, you will be notified of the scope of your assignments. If you are not on an integration team, we will be depending on you to keep focused on our business goals for 2008. Both roles are extremely important to the success of CME Group and this transaction.

Important Merger Information

In connection with the proposed transaction, NYMEX Holdings and CME Group intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a joint proxy statement/prospectus. Such documents, however, are not currently available. Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CME Group and NYMEX Holdings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CME Group Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000.

CME Group and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about CME Group’s directors and executive officers is available in CME Group’s proxy statement, dated March 15, 2007, for its 2007 annual meeting of stockholders. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.